FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

ENDESA GRANTS BANESTO AND BNP PARIBAS
THE SECURITIZATION OF ITS 2005 TARIFF
DEFICIT COLLECTION RIGHTS

●	As of 31 December, 2005, the portion of the revenue shortfall financed by the sector corresponding to the Company stood at Euro 1.683 billion.

●
The contract governing the transfer of the collection rights is expected to be formalised in November, when the Company will also receive the funds, with the corresponding impact on ENDESA’s financial debt.

New York, October 24th 2006.- ENDESA (NYSE:ELE) has awarded the consortium made up of Banesto and BNP Paribas the exclusive securitization of the collection rights on the revenue shortfall in connection with the remuneration for regulated activities generated in fiscal 2005. As of 31 December, 2005, the portion of said shortfall corresponding to ENDESA amounted to a total of Euro 1.683 billion.

The mechanism for reimbursing the moneys owed to the electric utilities for their regulated activities in 2005 was set in June of this year in Royal Decree 809/2006. This piece of legislation provides for the recovery of the 2005 tariff deficit -which amounts to Euro 3.811 billion for the overall sector- by means of its inclusion in the regulated electricity tariff, divided on a straight-line basis over the next 14.5 years.

The contract governing the transfer of the collection rights is expected to be formalised in November, when the Company will also receive the funds, with the corresponding impact on ENDESA’s financial debt, since the collection rights will be monetised in fiscal 2006 rather than over the next 14.5 years.

In 2006, the revenue shortfall in remunerating regulated activities performed between 1 January, 2006 and 31 August, 2006 and financed by certain electric utilities amounted to Euro 2.172 billion.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200

*
This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: October 24, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations